Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

The following is an email sent by Energy Vault, Inc. to its customers and other third-party partners.

Dear Energy Vault Customers, Partners and Friends,

We wanted to take a moment to let you know about some exciting news. Today, we are thrilled to announce a significant milestone for Energy Vault as we plan to go public and list our stock on the New York Stock Exchange through a business combination with a special purpose acquisition company, Novus Capital Corporation II (NYSE: NXU).  We issued a release this morning about the transaction, which can be viewed here. The Wall Street Journal covered this news a short while ago, which can be viewed here.

Because Novus Capital Corporation II is already publicly traded, Energy Vault will become a public company when the deal is complete, with its common stock and warrants trading on the NYSE under the ticker symbols “GWHR”.  We expect to complete the transaction in the first quarter of 2022, subject to approval from our stockholders, Novus’ stockholders, and the satisfaction of customary conditions. We will continue to operate under the Energy Vault name, and it is business as usual.

This event provides significant financial resources to fund our growth and accelerate our mission of enabling a renewable world.

Our technology is designed to provide cost-efficient, flexible, safe and sustainable energy storage solutions to meet the immediate needs of utilities, power producers and large industrial energy consumers that must solve the problem of grid resiliency and power intermittency that is inherent with wind and solar energy generation. We developed our energy storage technology platform to get to market quickly given the urgent and global imperative to accelerate the decarbonization of the energy sector. Through the deployment of our transformative technology, which can store clean energy for grid-scale deployments while uniquely utilizing waste materials for beneficial reuse in the process, Energy Vault is re-defining the role that energy storage companies can and should play within a circular economic framework.

We are excited to announce our proposed business combination with Novus and look forward to becoming a public company given our recent advances in commercial scale technology validation and rapid customer adoption, which require additional capital to meet the global, multi-continent demand. As we focus now on the deployment phase of the technology, we are thrilled to partner with the team at Novus who fully supports our mission of decarbonization and brings a deep experience in accelerating market adoption of innovative technologies.

Thank you sincerely for the part that you have played in getting us to this point.  We look forward to your continued collaboration and direct feedback so we can continually improve our solutions and our Company as we go now into deployment phase of the technology..

Please don’t hesitate to reach out with any questions.

Sincerely,

Robert Piconi

Co-Founder & Chief Executive Officer

Energy Vault

www.energyvault.com

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021 under the heading “Risk Factors,” and the Current Report on Form 8-K filed on September 9, 2021 and other documents of Novus filed, or to be filed, with the SEC.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020,  Quarterly reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021 and [the proxy statement/prospectus][the S-4 has not been filed yet] and other relevant materials filed and to be filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus’ participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.